Exhibit 21.1

SUBSIDIARIES OF IMMERSION CORPORATION

Name	Jurisdiction of Incorporation
511220 N.B. Inc.	New Brunswick, Canada
Immersion Canada Inc.	Federal Canada Jurisdiction
Immersion Medical Inc.	Maryland, USA
Immersion International, LLC	Delaware, USA
Immersion Japan K.K.	Japan
Immersion Software Ireland Limited	Ireland
Immersion Technology International Limited	Ireland
Immersion Limited	Hong Kong
Immersion (Shanghai) Science & Technology Co., Ltd.	Shanghai, China